Exhibit 99.1

MIX TELEMATICS LIMITED (Incorporated in the Republic of South Africa) (Registration number 1995/013858/06) JSE share code: MIX ISIN: ZAE000125316 NYSE share code: MIXT (“MiX Telematics”)

DEALINGS IN SECURITIES BY A DIRECTOR OF MIX TELEMATICS

Shareholders are referred to the announcement released on 10 November 2016 and are advised that Megan Pydigadu, a director of MiX Telematics elected to sell 300 000 shares as part settlement of the exercise price and related tax implications in respect of the 750 000 share options exercised, as further detailed below:

Name of director:	Megan Pydigadu
Transaction date:	9 November 2016
Class of securities:	Ordinary shares
Number of securities:	250 000
Price per security:	R3.30
Total value:	R825 000.00
Nature of transaction:	On-market sale
Nature and extent of director’s interest:	Direct beneficial
Clearance to deal received:	Yes

Name of director:	Megan Pydigadu
Transaction date:	10 November 2016
Class of securities:	Ordinary shares
Number of securities:	50 000
Price per security:	R3.30
Total value:	R165 000.00
Nature of transaction:	On-market sale
Nature and extent of director’s interest:	Direct beneficial
Clearance to deal received:	Yes

16 November 2016

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